GulfMark Offshore Reports Record
3rd Quarter Results and Improved Outlook

     November 07, 2005 - Houston - GulfMark Offshore, Inc. (NASDAQ:GMRK) today announced quarterly results reflecting records for quarterly revenue of $53.0 million and net income of $13.0 million, or $0.63 per share (diluted). This compares to a net loss of ($0.2) million, or ($0.01) per share (diluted) on revenue of $34.1 million for the third quarter of 2004. Operating income of $18.5 million for the third quarter of 2005 was the highest in the GulfMark's history.

     The third quarter 2005 financial results, when compared to the same period in 2004, continue to reflect a dramatic turnaround in the market. The 56% increase in revenue from $34.1 million to $53.0 million, and significant increase in operating income from $5.7 million to $18.5 million, quarter over quarter versus 2004, are primarily the result of: (1) increased day rates in all regions; (2) the addition of new vessels including the full year effect of the Austral Abrolhos delivered in September of 2004, the Highland Citadel delivered late in 2004, and the addition of the Titan and Coloso late in the second quarter of 2005; and (3) improved vessel utilization. Improved day rates, primarily in the North Sea, was the single most significant factor comprising $10.8 million or 57.1% of the increase. Capacity increases, with the addition of the new vessels beginning in the third quarter of 2004 and second quarter of 2005, accounted for $6.1 million, or 32.3 % of the increase with the balance related to increased utilization of $2.0 million, primarily in the North Sea and Americas regions.

     Mr. Bruce Streeter, President and COO of the company commented: "Our results for the third quarter reflect not only the strength of the marketplaces where we work, but also the strategic decisions that we as a company have made. This is particularly true for the North Sea where we have benefited from the strengthening conditions in that market. These conditions have: (1) allowed the vessels from our 2000-2003 new construction program to achieve high utilization and day rates; (2) let our existing vessels obtain rollover term contracts at much stronger rates; and (3) enable our vessels in the "spot market" to take advantage of a relatively robust market. Our contract outlook continues to improve with approximately 90% contract cover for the remainder of 2005 and more than 50% already secured for 2006. This should not only help provide earnings stability as we enter the traditionally weaker winter period, but also creates a strong cash flow base for next year without sacrificing the opportunity for additional growth as the year develops. In Southeast Asia, the high utilization is indicative of strengthening market demand in the area with improving average day rates reflecting our fleet mix and the higher day rate levels that several of our vessels can obtain. In the Americas, the average dayrate is lower in comparison to the year ago period, but that is as a result of the change in the mix of equipment in the area with the third quarter being the first full operating quarter for our new Mexican venture which includes somewhat smaller vessels.

     Very late in the third quarter we took delivery of the Sea Intrepid, the first of two China newbuild vessels. We are very pleased with the timing of the delivery as the vessel is already working ahead of when we expected. Progress on the second China new build continues and this vessel, along with the AKER 09 vessel also under construction, is on schedule. We believe fleet additions are

GulfMark Offshore, Inc.
Press Release
November 7, 2005

important as demand has increased and continued to change around the world. As we discussed in previous quarters, we have seen improved demand for vessel services in an increasing number of locations. Several recent notable events involving expansion of operations were: (1) this quarter was the first full quarter in Mexico, where the start of operations has gone well; (2) the drilling support program in the Black Sea has continued; (3) an existing client has sent one of our vessels to Australia; and (4) subsequent to the end of the quarter, a major oil company awarded us a two year plus options contract supporting deepwater work off Egypt. This fixture is important not only because of the vessels involved and the revenue generated, but because it better positions us in the Eastern Mediterranean and Black Sea area, a locale of greater focus and interest on the part of our customers. Our employees have responded and done an excellent job in working to increase fleet usage, support a wider array of vessel locations, and maintain reliability and safety in an environment of expanding vessel operations."

     At September 2005 the company had working capital of $39.9 million, including $17.9 million in cash and cash equivalents. The company had total debt of $242.9 million, consisting of $159.4 million of 7.75% senior notes, $14.1 million related to certain vessel mortgages, $0.3 million related to the Aker Joint Venture capital contribution (construction of the Aker PSV09 vessel), and $69.1 million under our revolving credit facilities.

     GulfMark will hold a conference call to discuss the earnings with analysts, investors and other interested parties at 9:00 A.M. EST/8:00 A.M. CST on Tuesday, November 8, 2005. Those interested in participating in the conference call should call 800/473-8796 (816/650-0765, if outside the U.S. and Canada) 5 minutes in advance of the start time and ask for the GulfMark conference. The conference call will also be available via audio web cast at http://www.vcall.com. A telephonic replay of the conference call will be available for 4 days, starting approximately 1 hour after the completion of the call, and can be accessed by dialing 800/252-6030 (international calls should use 402/220-2491) and entering access code 45643130.

     GulfMark Offshore, Inc. provides marine transportation services to the energy industry through a fleet of fifty-eight (58) offshore support vessels, primarily in the North Sea, offshore Southeast Asia, and the Americas.

Contact:          Edward A. Guthrie, Executive Vice President
                       E-mail: Ed.Guthrie@GulfMark.com
                       (713) 963-9522

This press release contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995, which involve known and unknown risk, uncertainties and other factors. Among the factors that could cause actual results to differ materially are: price of oil and gas and their effect on industry conditions; industry volatility; fluctuations in the size of the offshore marine vessel fleet in areas where the Company operates; changes in competitive factors; delay or cost overruns on construction projects and other material factors that are described from time to time in the Company's filings with the SEC. Consequently, the forward-looking statements contained herein should not be regarded as representations that the projected outcomes can or will be achieved.

GulfMark Offshore, Inc.
Press Release
November 7, 2005

Statement of Operations (unaudited)	Three Months Ended
	-----------------------------------------------------------
	September 30, 2005	June 30, 2005	September 30, 2004
	-----------------	-------------	--------------
Revenues	$53,048	$51,340	$34,092
Direct operating expenses	20,044	21,036	16,446
Drydock expense	1,497	3,610	1,249
Bareboat charter expense	1,056	1,382	-
General and administrative expenses	4,684	4,987	4,322
Depreciation expense	7,260	7,256	6,376
	-----------------	-------------	--------------
Operating Income (Loss)	18,507	13,069	5,699

Interest expense	(4,657)	(4,763)	(4,281)
Interest income	78	183	46
Debt refinancing costs	-	-	(6,524)
Foreign currency gain (loss) and other	162	568	2,757
	-----------------	-------------	--------------
Income (loss) before income taxes and cumulative effect of change in accounting principle	14,090	9,057	(2,303)
Income tax (provision) benefit	(1,058)	(803)	2,091
	-----------------	-------------	--------------
Income (loss) before cumulative effect of change in accounting principle	13,032	8,254	(212)
Cumulative effect on prior years of change in accounting principle − net of $773 related tax effect	−	−	−
	-----------------	-------------	--------------
NET INCOME (LOSS)	$13,032	$8,254	$(212)
	==========	========	========
Earnings per share:
Basic - before cumulative effect of change in an accounting principle	$0.65	$0.41	$(0.01)
Cumulative effect on prior years of change in accounting principle	−	−	−
	-----------------	-------------	--------------
Net income (loss)	$0.65	$0.41	$(0.01)

Diluted - before cumulative effect of change in accounting principle	$ 0.63	$ 0.40	$ (0.01)
Cumulative effect on prior years of change in accounting principle	−	−	−
	-----------------	-------------	--------------
Net income (loss)	$0.63	$0.40	$(0.01)

Weighted average common shares	20,046	20,041	19,940
Weighted average diluted common shares	20,723	20,639	19,940

GulfMark Offshore, Inc.
Press Release
November 7, 2005

Operating Statistics	Three Months Ended
	---------------------------------------------------------------
	September 30, 2005	June 30, 2005	September 30, 2004
	------------------	-----------------	----------------
Revenues by Region (000's)
North Sea based fleet	$42,187	$40,469	$24,950
Southeast Asia based fleet	4,613	4,790	3,868
Americas based fleet	6,248	6,081	5,274

Rates Per Day Worked
North Sea based fleet	$16,149	$16,068	$11,301
Southeast Asia based fleet	5,808	5,679	5,203
Americas based fleet	10,294	13,382	12,493

Overall Utilization
North Sea based fleet	93.2%	90.8%	85.8%
Southeast Asia based fleet	88.0%	94.4%	76.0%
Americas based fleet	98.0%	89.3%	84.2%

Average Owned/Chartered Vessels
North Sea based fleet	31.0	31.0	27.7
Southeast Asia based fleet	10.0	10.0	11.4
Americas based fleet	7.0	5.7	5.5
	------------------	-----------------	----------------
Total	48.0	46.7	44.6
	===========	==========	==========
Drydock Activity(1)
North Sea based fleet	2	4	1
Southeast Asia based fleet	2	-	1
Americas based fleet	0	3	0
	------------------	-----------------	----------------
Total	4	7	2
	===========	==========	=========
Expenditures (000's)	$1,497	$3,610	$1,249
	===========	==========	=========

	At September 30, 2005		At September 30, 2004
	---------------------------------		---------------------------------
	2005(3)	2006(4)	2004(3)	2005(4)
Forward Contract Cover(2)	------------	--------------	-------------	---------------

North Sea based fleet	91.1%	60.4%	61.3%	55.5%
Southeast Asia based fleet	76.6%	9.3%	71.8%	40.2%
Americas based fleet	100.0%	92.8%	100.0%	95.7%
	------------	--------------	-------------	---------------
Total	89.1%	53.4%	68.1%	56.6%
	=======	========	========	========

(1)Represents number of completed drydocks in period.
(2)Forward contract cover represents number of days vessels are under contract or option by customers divided by total calendar days vessels are available for charter hire.
(3)Represents remaining period (10/1-12/31).
(4)Represents full year (1/1-12/31).

GulfMark Offshore, Inc.
Press Release
November 7, 2005

Statement of Operations (unaudited)	Nine Months Ended
	---------------------------------------
	September 30, 2005	September 30, 2004
	----------------	----------------
Revenues	$152,454	$97,888
Direct operating expenses	60,236	51,987
Drydock expense	6,656	6,273
Bareboat charter expense	2,819	1,410
General and administrative expenses	14,387	10,393
Depreciation expense	21,714	19,164
	----------------	----------------
Operating Income (Loss)	46,642	8,661

Interest expense	(14,190)	(12,520)
Interest income	309	130
Debt refinancing costs	-	(6,524)
Foreign currency gain (loss) and other	(306)	2,449
	----------------	----------------
Income (loss) before income taxes and cumulative effect of change in accounting principle	32,455	(7,804)
Income tax (provision) benefit	(2,242)	1,585
	----------------	----------------
Income (loss) before cumulative effect of change in accounting principle	30,213	(6,219)
Cumulative effect on prior years of change in accounting principle − net of $773 related tax effect	−	(7,309)
	----------------	----------------
NET INCOME (LOSS)	$30,213	$(13,528)
	==========	==========
Earnings per share:
Basic - before cumulative effect of change in an accounting principle	$1.51	$(0.31)
Cumulative effect on prior years of change in accounting principle	−	(0.37)
	----------------	----------------
Net income (loss)	$1.51	$(0.68)

Diluted - before cumulative effect of change in accounting principle	$1.46	$(0.31)
Cumulative effect on prior years of change in accounting principle	−	(0.37)
	----------------	---------------
Net income (loss)	$1.46	$(0.68)

Weighted average common shares	20,028	19,938
Weighted average diluted common shares	20,699	19,938

GulfMark Offshore, Inc.
Press Release
November 7, 2005

Operating Statistics	Nine Months Ended
	--------------------------------------------
	September 30, 2005	September 30, 2004
	-------------------	---------------
Revenues by Region (000's)
North Sea based fleet	$121,116	$71,496
Southeast Asia based fleet	13,860	12,861
Americas based fleet	17,478	13,531

Rates Per Day Worked
North Sea based fleet	$16,152	$10,889
Southeast Asia based fleet	5,742	5,015
Americas based fleet	11,614	12,275

Overall Utilization
North Sea based fleet	91.4%	79.9%
Southeast Asia based fleet	90.7%	80.1%
Americas based fleet	95.7%	90.3%

Average Owned/Chartered Vessels
North Sea based fleet	30.8	29.4
Southeast Asia based fleet	10.0	12.3
Americas based fleet	5.9	4.5
	-------------------	---------------
Total	46.7	46.2
	===========	=========
Drydock Activity(1)
North Sea based fleet	9	10
Southeast Asia based fleet	2	2
Americas based fleet	3	1
	-------------------	---------------
Total	14	13
	===========	=========
Expenditures (000's)	$6,656	$6,273
	===========	=========

(1)Represents number of completed drydocks in period.

GulfMark Offshore, Inc.
Press Release
November 7, 2005

Balance Sheet Data (unaudited) ($000)	As of September 30, 2005	As of December 31, 2004
	---------------	---------------
Cash and cash equivalents	$17,914	$17,529
Working capital	39,858	7,948
Vessel and equipment, net	495,128	520,574
Total assets	602,656	632,718
Long term debt	239,635	258,022
Shareholders' equity	323,227	316,157

Cash Flow Data (unaudited) ($000)	Nine Months Ended September 30, 2005	Nine Months Ended September 30, 2004
	--------------------	---------------------------
Cash flow from operating activities	$35,990	$14,584
Cash flow used in investing activities	(10,573)	(16,082)
Cash flow used in financing activities	(25,012)	5,009